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	November 13, 2009	FRANKFURT
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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment
Management

RE:	Registration Statement on Form N-2 of BlackRock
Senior Floating Rate Fund, Inc.

Ladies and Gentleman:

     On behalf of BlackRock Senior Floating Rate Fund, Inc. (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).

     The Fund represents that no substantive changes have been made to the disclosure contained in the Fund’s Registration Statement (File Nos. 333-147825 and 811-5870), dated December 29, 2008, except certain updating changes including disclosure regarding recent market events and risks related to such events, provision of annual updates to the Fund’s financial information and related information, and updates to information regarding the Fund's investment advisor (and its affiliates), board of directors, officers and portfolio managers. Therefore, the Fund requests that the staff of the Commission provide limited review of this Registration Statement.

     The Registration Statement includes:

November 13, 2009

  An updated Prospectus of the Fund
  An updated Part C of the Fund

     In addition, BlackRock Senior Floating Rate Fund II, Inc. hereby (i) represents that its Registration Statement on Form N-2 under the Securities Act and the Investment Company Act (the “SFR II Registration Statement”), to be filed in December 2009, will be substantially similar to the Registration Statement transmitted herewith and (ii) requests limited or no review of the SFR II Registration Statement.

     Please direct any further communications relating to these filings to the undersigned at (212) 735-3406.

Very truly yours,

/s/ Michael Hoffman

Michael Hoffman

cc:	John Ganley
Securities and Exchange Commission